Gregory Harrington
Gregory.Harrington@aporter.com

(202) 942-5082
(202) 942-5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 20, 2010

Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Credicorp Ltd
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 18, 2010
File No. 001-14014

Dear Ms. Blume:

This letters is in response to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated November 26, 2010, regarding the above-referenced filing of Credicorp Ltd. (“Credicorp” or the “Company”) on Form 20-F.  Set forth below are Credicorp’s responses to the comments in the letter.  For ease of reference, included below are the Staff’s comments in their entirety in bold preceding the corresponding responses from the Company.

Form 20-F for the fiscal year ended December 31, 2009

Item 18.  Financial Statements

Note 3.  Significant Accounting Policies

3(e) - Insurance activities, page F-20

1.
We note your response to prior comment 6, including the fact that you follow U.S. GAAP for the recognition and measurement of insurance and reinsurance contracts.  Please address the following related to your insurance activities and related accounting policies:

Sharon Blume
December 20, 2010

In Credicorp’s September 17, 2010 response, the Company indicated that the prior accounting that became the IFRS accounting policies was based on the Company’s previous accounting policies.  Those policies were based on US GAAP.  Consistent with the IFRS guidance, after that initial adoption those accounting policies became the IFRS policies and Credicorp no longer was  required to modify those policies if US GAAP deviated from that point in time when Credicorp converted to IFRS.

Credicorp’s disclosures take into consideration the materiality of the items. With respect to the Company’s insurance operations, those operations of Credicorp, while somewhat significant to certain income statement amounts, are not significant to the overall balance sheet amounts. Credicorp is providing the following supplemental information to the Staff to provide a better understanding of how much its insurance business contributed to Credicorp as of and for the years ended December 31, 2009 and 2008:

(i)	Operating income of US$192 million and US$116 million, representing 19% and 13% of total consolidated operating income, respectively.
(ii)	Assets of US$1,457 million and US$1,231 million, representing 7% and 5% of total consolidated assets, respectively.
(iii)	Technical liabilities of US$1,019 million and US$968 million, respectively, representing 5% of total consolidated liabilities for both years.

a.           Tell us and revise future filings to disclose whether you hold traditional life insurance policies, universal life insurance policies, or both.  If both, please disclose the liability amounts recorded related each policy type for all periods presented.

Response to Comment 1(a):

Credicorp primarily issues only traditional life insurance products.  The Company does not issue any universal life insurance policies.

Sharon Blume
December 20, 2010

b.           We note your disclosure on page F-68 related to assumptions used in estimating reserves for your insurance policy types.  Please tell us and revise future filings to describe the terms “life immediate annuity” and “individual life”.  If these terms relate to traditional life insurance policies and universal life insurance policies, as addressed in bullet point (a) above, please clearly disclose this fact.

Response to Comment 1(b):

Credicorp will revise this disclosure for future filings. The title of “Life immediate annuity” will be replaced with “retirement, disability and survival fixed pensions” and the title of  “individual life” will be replaced with  “traditional life and unit linked insurance contracts.” (Note that unit linked contracts are not significant to the Company’s portfolio and represent approximately US$23 million, which is less than 1% of the total consolidated liabilities at year end 2009.)

As mentioned in a., the Company does not issue universal life insurance policies.

c.           We note on page F-21 your disclosure related to Deferred Acquisition Costs (DAC) which states that these are “direct and indirect costs” incurred.  Please tell us and revise future filings to specifically state your DAC are those costs that “vary with and are primarily related to insurance contracts” as defined by ASC 944-30-55-1.

Response to Comment 1(c):

Credicorp informs that as of December 31, 2009 and 2008, deferred acquisition costs amounted to US$9.5 million and US$8.1 million, respectively, which represented less than 0.5% of the Company’s total consolidated assets, and are included in note 11 “Other assets and other liabilities” to the financial statements (see F-56).

The acquisition costs included in DAC are those costs that vary with and comprise primarily of agent commissions related to the underwriting and policy issuance.  Credicorp will clarify this in future filings.

Sharon Blume
December 20, 2010

d.           Further, you disclose that, subsequent to initial recognition, DAC are “amortized on a straight line basis based on the term of expected future premiums.”  Please tell us how this complies with the guidance in ASC 944-30-35-3 (for traditional life insurance policies) and/or paragraphs 4 through 8 of ASC 944-30-35 (for universal life insurance policies)

Response to Comment 1(d):

As mentioned in a., Credicorp does not issue universal life insurance policies.  The Company defers acquisition costs related only to traditional life and unit linked insurance contracts.

These costs are amortized on a straight line basis based on the averaged expiration period, which represents 6 years. Credicorp believes that any difference between the amortization period applied and a longer period is not significant to the Company’s financial statements as whole.  Please refer to the response to comment c. above for the amounts of DAC recorded on the balance sheet of Credicorp.

e.           We note your disclosure on page F-22 related to Life Insurance Contract Liabilities, including your statement that the liability is based on “current assumptions or calculated using the assumptions established at the time the contract was issued.”  Please tell us and revise future filings to clearly disclose how this complies with the guidance in ASC 944-40-35-5 (for traditional life insurance policies) and/or ASC 944-40-35-9 (for universal life insurance policies).  Further, please disclose how the liability is classified and how revenue(s) is recognized.

Response to Comment 1(e):

As mentioned in a., Credicorp does not issue universal life insurance policies.

Credicorp will clarify in future filings that in compliance with IFRS 4, paragraph 37, “assumptions established at the time the contract was issued” are used to determine technical liabilities of retirement, disability and survival fixed pensions and traditional life insurance.

Sharon Blume
December 20, 2010

Credicorp supplementally advises that the Company uses “current assumptions” to update the interest accrued for unit linked contracts; however, because this product is not material to Credicorp’s financial statements as a whole, the Company is not planning to disclose this in future filings (please refer to the Company’s response to comment 1(b) above).

Liabilities from life insurance contracts are classified as technical reserves.

The revenue recognition for gross premiums for life insurance contracts is disclosed in letter (h), below.

f.           Please revise future filings to disclose whether a premium deficiency existed at any period presented related to your traditional life insurance policies.

Response to Comment 1(f):

Credicorp’s management, at each reporting date, made an assessment of whether the recognized life insurance liabilities are adequate, net of related DAC, by performing a liability adequacy test in accordance with IFRS 4, paragraph 15. As of December 31, 2009, management determined that a premium deficiency did not exist and therefore it has not recorded additional insurance liabilities because none was necessary (see F-22 and F-68). In future filings the Company will clarify this disclosure.

g.           We note your disclosure on page F-23 related to Income Recognition for Gross Premiums.  Please tell us and revise future filings to clearly disclose your policy related to life insurance policies versus non-life insurance policies (similar to your disclosure related to insurance contract liabilities on page F-24).

Response to Comment 1(g):

The revenue recognition for gross premiums for life insurance contracts is disclosed in letter (h), and for property and casualty and health (general insurance) is disclosed in letter  (i), below, including the effect of unearned premiums.

Credicorp will clarify this in future filings.

Sharon Blume
December 20, 2010

h.           Tell us and revise future filings to disclose how your policy related to “gross recurring premiums on life insurance contracts” complies with paragraphs 3 (for traditional life insurance policies) and 5 (for universal life insurance policies) of ASC 944-605-25.

Response to Comment 1(h):

As mentioned in a., Credicorp does not issue universal life insurance policies.

The Company will clarify in future filings the income recognition of life insurance contracts as follows:

“Gross recurring premiums on life insurance contracts are recognized as revenue when due from policyholders.”

i.           Tell us and revise future filings to disclose how your policy related to “gross general insurance written premiums” complies with paragraphs 1 and 2 of ASC 944-605-25.

Response to Comment 1(i):

Credicorp wishes to clarify that the Company does not have the type of products described in paragraph 2 of ASC 944-605-25.

Credicorp will clarify in future filing the income recognition of gross general insurance written premiums, as follows:

“Gross general insurance premiums comprise the total premiums written and are recognized at the contract inception as a receivable. At the same time, Credicorp records a reserve for unearned premiums which represents premiums for risks that have not yet expired. Unearned premiums are recognized into income over the contract period which is also the coverage and risk period.”

Please refer to note 22 for the details of how this is presented in the income statement.

Sharon Blume
December 20, 2010

j.           If you hold universal life insurance policies, in future filings please revise your disclosure on page F-24 related to fees and commission income to address your accounting treatment for life insurance costs and fees.

Response to Comment 1(j):

As mentioned in a., Credicorp does not issue universal life insurance policies.

3(i) - Impairment of financial assets, page F-28

2.	We note your response to prior comment 7 related to your renegotiated loans. Please address the following:

a.           Your disclosure on pages F-30 and 93 imply that, once a loan is modified, it is no longer classified as past due.  However, you do hold modified loans at December 31, 2009 and 2008 that you consider to be past due or impaired.  Please tell us and revise future filings to disclose your policy for classifying modified loans as past due or impaired.  In your response please describe the specific conditions that must be met in order for a modified loan to be classified as current, past due or impaired and/or transferred between those classifications prior to or subsequent to modification.  Please provide us with your proposed disclosure.

Response to Comment 2(a):

In future filings Credicorp will provide more details about the Company’s policy for classifying modified loans as past due or impaired. Credicorp’s proposed disclosures are as follows:

“When a loan is modified, it is no longer considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and our analysis of its payment capacity supports a new improved risk classification, we classify it as not impaired. If subsequent to the loan modification the debtor fails to comply with the new agreement, it will be considered impaired.”

Sharon Blume
December 20, 2010

b.           We note in your response that one of the modifications you grant is a reduction of the interest rate.  We were unable to locate that information in your disclosure.  Accordingly, please revise future filings to disclose this fact.

Response to Comment 2(b):

In future filings, Credicorp will disclose the fact that one of the modifications that the Company grants is a reduction of the interest rate.

c.           Please revise future filings to disclose the amount of total renegotiated loans, as well as the amount of renegotiated past due loans and renegotiated impaired loans, as of each period.  Please provide us with your proposed disclosure.

Response to Comment 2(c):

Credicorp’s proposed disclosure related to the amount of total renegotiated loans, as well as the amount of renegotiated past due loans and renegotiated impaired loans of each period is as follows:

“As of December 31, 20XX and 20XX, renegotiated loans amounts to approximately US$ ___ and US$ ___ million, respectively, of which US$ ___ and US$ ___ million, respectively, are classified as neither past due or impaired, US$ ___ and US$ ___ past due but not impaired, and US$ ___ and US$ ___ million impaired but not past due.”

Form 6-K filed November 12, 2010

General - Non-GAAP measures

3.
We note your use of certain non-GAAP measures (e.g. core net income, core operating income, core bottom line results and core earnings) throughout the filing.  We also note your reconciliation of Banco de Crédito non-GAAP core earnings to GAAP net interest and dividend income on page 7.  However, we were unable to locate a similar reconciliation or disclosure related to the other, consolidated non-GAAP measures.  Please revise future filings to provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures.

Sharon Blume
December 20, 2010

Response to Comment 3:

In future filings, Credicorp will provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures.

*          *          *

Please do not hesitate to contact me at (202) 942-5082 to discuss this letter.

Sincerely,

Gregory Harrington

cc:          Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.